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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	MOUG, KEVIN G. (Last) (First) (Middle)		OTTER TAIL CORPORATION OTTR

	215 S. CASCADE ST. (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			April 8, 2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	FERGUS FALLS, MN 56537-2801 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				CFO & TREASURER

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	COMMON STOCK													702.5837		D		(a)

	COMMON STOCK													177.0406		I		By ESOP (b)

	COMMON STOCK													5.0539		I		By daughter Erin

	COMMON STOCK													5.0539		I		By daughter Lauren

	COMMON STOCK													559.4914		D		(c)

	COMMON STOCK		4/8/03				F			558	D	$27.595		6,342		D		(d)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	STOCK OPTIONS (RIGHT TO BUY)		$19.1875

	STOCK OPTIONS (RIGHT TO BUY)		$19.75

	STOCK OPTIONS (RIGHT TO BUY)		$26.25

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

		02-22-09		COMMON STOCK					5,000		D

		04-09-10		COMMON STOCK					9,750		D

		04-08-11		COMMON STOCK					25,000		D

Explanation of Responses:

a. THESE SHARES ARE HELD JOINTLY WITH HIS WIFE IN "STREET NAME" THROUGH EDWARD D. JONES AND THE DIVIDENDS ACQUIRED ARE REINVESTED.

b. SHARES HELD IN THE CORPORATION’S EMPLOYEE STOCK OWNERSHIP PLAN AS OF MARCH 10, 2003.

c. SHARES ACQUIRED AND HELD UNDER THE CORPORATION’S EMPLOYEE STOCK PURCHASE PLAN AS OF MARCH 10, 2003, INCLUDING SHARES ACQUIRED UPON REINVESTMENT OF DIVIDENDS PAID ON SHARES HELD IN THE PLAN.

d. SHARES ACQUIRED AND HELD UNDER THE CORPORATION’S STOCK INCENTIVE PLAN, WHICH IS A GRANT OF RESTRICTED STOCK THE GRANT PRICE FOR 4/8/02 WAS $31.34, VESTING 25% YEARLY.

d. (cont) ON 4/8/03, 558 SHARES WERE WITHHELD BY THE CORPORATION TO PAY TAXES DUE UPON VESTING OF RESTRICTED STOCK, EXEMPT PURSUANT TO RULE 16b-3(e). 5,175 SHARES REMAIN RESTRICTED, WITH 1,167 SHARES LIFTED FROM THE RESTRICTION.

/S/ KEVIN G. MOUG BY DEBRA J. LILL - POA	4/8/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.